UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Varsity Group,Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

922281100
(CUSIP Number)

December 31,2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS (ENTITIES ONLY)

   Berlin Financial, Ltd.; FEIN 34-1855358

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) [ ]
   (b) [x]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio


NUMBER OF               5 SOLE VOTING POWER                   0  shares
SHARES
BENEFICIALLY            6 SHARED VOTING POWER            925,096 shares
OWNED BY
EACH
REPORTING               7 SOLE DISPOSITIVE POWER       	       0 shares
PERSON WITH

                        8 SHARED DISPOSITIVE POWER       925,096 shares


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        925,096 shares

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.88%

12.     TYPE OF REPORTING PERSON

        IA


Item 1(a). Name of Issuer:

Varsity Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

Varsity Group, Inc.
1300 19th Street North West
8th Floor
Washington, DC 20036


Item 2(a). Name of Person Filing:

Berlin Financial, Ltd.

Item 2(b). Address of Principal Business Office:

Berlin Financial, Ltd.
1325 Carnegie Ave.
Cleveland, OH 44115

Item 2(c). Citizenship:

Ohio

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number: 922281100


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4. Ownership:

(a)     Amount of Beneficially Owned:           925,096 shares
(b)     Percent of Class:                   	4.88%
(c)     Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:              0 shares

    (ii)  Shared power to vote or to direct the vote:     925,096 shares

   (iii)  Sole power to dispose or to direct the disposition of: 0 shares

    (iv) Shared power to dispose or to direct the disposition of: 925,096 shares

Item 5. Ownership of Five Percent or Less of a Class.

        The Reporting Person ceased to be a beneficial owner of more than 5% of Varsity Group,Inc. common stock as of December 31,2007.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        The Reporting Person purchased certain shares in its capacity as the investment adviser for various clients. The shares were purchased solely for investment purposes. The reporting Person shares voting and dispositive power with (the "Clients") for a total of 925,096 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10.Certification.

        By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature:  /s/ Thomas G. Berlin

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: January 22, 2008

        Signature:  /s/ Thomas G. Berlin


        Title:   Managing Member